UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-20052

CUSIP Number: 858375108

(Check One):	☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 2, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Stein Mart, Inc.

Full Name of Registrant

Not applicable.

Former Name if Applicable

1200 Riverplace Boulevard

Address of Principal Executive Office (Street and Number)

Jacksonville, Florida 32207

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed).

As previously reported on Form 8-K filed with the SEC on November 9, 2012, and on Form 8-K filed with the SEC on March 7, 2013, Stein Mart, Inc. (the “Company”) is restating its financial statements. The Company expects to restate previously issued financial statements for the first quarters of 2011 and 2012 in a Form 10-Q/A for the first quarter of 2012 and for the second and third quarters of 2011 as part of Form 10-Q’s for the second and third quarters of 2012. In addition, the Company expects to restate its financial statements for fiscal years 2010 and 2011 in its Form 10-K for the year ended February 2, 2013 (fiscal year 2012).

The Company expects to report multiple material weaknesses in the Company’s internal controls and therefore conclude that internal controls over financial reporting and disclosure controls are not effective.

Until the restatement process is complete and the control implication evaluations are complete, the Company is unable to complete its annual financial statements and file them in the Form 10-K for the year ended February 2, 2013 by the April 18, 2013 due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory W. Kleffner	904	346-1468
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Reports on Form 10-Q for the periods ended July 28, 2012 and October 27, 2012

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For additional information about the Company’s pending restatements please see the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2013.

Stein Mart, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 19, 2013	By	/s/ Gregory W. Kleffner
Gregory W. Kleffner
Executive Vice President and Chief Financial Officer